

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2012

Via E-mail
David P. Radloff
Vice President and Chief Financial Officer
Hutchinson Technology Incorporated
40 West Highland Park Drive NE
Hutchinson, MN 55350

> **Re: Hutchinson Technology Incorporated**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 12, 2012**
> **File No. 333-179384**
>
> **Amendment No. 2 to Schedule TO-I**
> **Filed March 12, 2012**
> **File No. 005-37228**

Dear Mr. Radloff:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Currently, your disclosure referring to multiple offers for your Outstanding 3.25% Notes is not consistent with Rules 13e-4(f)(6) and 14e-5. Rather than characterizing the transactions as two separate offers for your Outstanding 3.25% Notes, you may revise to refer to a single offer to exchange any and all old notes for new notes, with a limited option to receive cash instead of new notes. In addition, please revise to clarify that you will only purchase up to $34,685,000 (as opposed to $49,250,000) aggregate principle amount of your outstanding 3.25% Notes for cash, for a total purchase price of $27,748,435, as your disclosure suggests under "How will the Company fund the Tender

Offers?" on page vi. Alternatively, advise us why you state that you are offering to purchase up to $49,250,000 of the 3.25% Notes.

Questions and Answers about the Tender/Exchange Offers, page iv

2.   Under "Is there a maximum amount of Outstanding 3.25% Notes…that will be accepted for purchase or exchange…," revise to clarify that there is no limit on the amount of 3.25% Notes that may be exchanged for new notes.

3.   It appears that your offer to purchase up to $26,666,000 of 8.50% Notes is not only dependent upon the amount of any proceeds remaining after paying for tendered 3.25% Notes, but also upon whether the parties to the Exchange Support Agreements purchase more than $28,171,000 aggregate principle amount of private notes and warrants in the private placement. In the regard, we note your statement under "Is there a maximum amount of Outstanding 3.25% Notes…that will be accepted for purchase or exchange…" that the parties "may purchase up to $40,000,000" in private notes and warrants. As a result of this additional contingency, your offer to purchase 8.50% Notes still does not meet the requirements to specify the maximum amount sought or the amount of the consideration offered pursuant to Item 4 of Schedule TO and Rule 14e-1(b). Please revise your offer accordingly.

Summary of the Tender/Exchange Offers, page 1

4.   Under "Subsequent Purchases on page 6 and elsewhere in the document, you state that you reserve the right to acquire any 3.25% Notes not tendered in the offer "after the consummation or earlier termination of the Exchange Offer." Please revise to indicate that you will not engage in any subsequent purchases until the eleventh day after the offer expires in compliance with Rule 13e-4(f)(6).

Selected Financial Information, page 31

Footnote A – The Exchange Offer, page 37

5.   Please refer to prior comment 6. We note that you have provided full pro forma statements of income as contemplated by Rule 11-02(b) of Regulation S-X in response to our comment. However, we see that you have included adjustments in your pro forma statements of income for $2.6 million of debt issuance fees that you expect to incur. This fee adjustment amount appears to be a material nonrecurring pending charge. Even though the charge will result directly from the transaction, since it is not a recurring expense it does not appear to be a pro forma statement of income adjustment permitted by Rule 11-02(b)(6) of Regulation S-X. Please revise the pro forma statements of income for the year ended September 25, 2011 and the thirteen weeks ended December 25, 2011 to remove the referenced adjustment related to debt issuance fees or tell us why you believe the adjustment is supported by the guidance at Article 11 of Regulation S-X.

The Tender/Exchange Offers, page 124

Proration and Priority, page 125

6.   Revise the disclosure here and elsewhere to state that you are only assured that you will receive $27,748,435 from the private placement.

Conditions to the Tender/Exchange Offers, page 130

7.   We note that while you have received a commitment from the parties to the Exchange Support Agreements to purchase $25 million aggregate principle amount of private notes and warrants in the private placement, resulting in $27,748,435 of proceeds to finance the purchase of notes in the tender offers, you will terminate the Outstanding 3.25% Notes Tender Offer in the event the Exchange Support Agreements are terminated. This condition, which is designed to relieve you of the obligation to purchase tendered notes in the event you do not receive the proceeds from the private placement, effectively operates as a financing condition on your offer. Generally, when an offeror's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(d)(2), an offeror is required to promptly file an amendment to its offering document disclosing this material change. Please confirm that you will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

8.   With respect to the Outstanding 8.50% Notes Tender Offer, please note that you should waive the financing condition or assert that it has been satisfied upon the consummation of the private placement and provide disclosure to that effect when you announce the amount of Residual Private Placement Proceeds that are available.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Kuhar at (202) 551-3662 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3528 with any other questions. If you require further assistance, you may contact Julia Griffith, Special Counsel, Office of Mergers and Acquisitions at (202) 551-3267.

Sincerely,

/s/ Michele Anderson for

Amanda Ravitz
Assistant Director

cc (via e-mail): David Vander Haar, Esq.